

RECEIVED
2010 OCT 19 A 11:20
OFFICE OF INTERNATIONAL CORPORATE FINANCE

October 13, 2010



Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

Gentlemen: First Australian Resources) **SUPPL**

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

COLIN JOHN HARPER
Company Secretary

Lodgement with Australian Stock Exchange:
13 October 2010 (ASX Announcement & Media Release: Notice of General Meeting & Explanatory Statement)
~~12 October 2010 (ASX Announcement & Media Release: Guinea Bissau Update)~~

10/20

Suite B1, 431 Roberts Rd, Subiaco, Western Australia 6008 PO Box 265, Subiaco, Western Australia 6904
Telephone: (61-8) 6363 8779 Facsimile (61-8) 6363 8783 Email: info@far.com.au Web: www.far.com.au

FAR LIMITED
ABN 41 009 117 293

NOTICE OF GENERAL MEETING AND EXPLANATORY STATEMENT

For a General Meeting to be held at 9:30 am on Monday 15th November 2010 at the Conference Suite, Level 8 Exchange Plaza, 2 The Esplanade, Perth, Western Australia.

This is an important document. Please read it carefully.

If you are unable to attend the General Meeting, please complete the form of proxy enclosed and return it in accordance with the instructions set out on that form.

TIME AND PLACE OF MEETING AND HOW TO VOTE

Venue

A General Meeting of the Shareholders of the Company will be held at 9:30 am on Monday 15th November 2010 at the Conference Suite, Level 8 Exchange Plaza, 2 The Esplanade, Perth, Western Australia.

How to Vote

You may vote by attending the meeting in person, by proxy or authorised representative.

Voting in Person

To vote in person, attend the meeting on the date and time and at the place set out above.

Voting by Proxy

To vote by proxy, please complete and sign the Proxy Form enclosed and either:

- send the Proxy Form by post to PO Box 265, Subiaco, Western Australia 6904; or
- send the Proxy Form by facsimile to the Company on facsimile number INT + 61 8 6363 8783

so that it is received not later than 9:30 am on 13th November 2010.

Proxy Forms received later than this time will be invalid.

FAR LIMITED
ABN 41 009 117 293
NOTICE OF GENERAL MEETING

Notice is given that a General Meeting of Shareholders of FAR Limited ("Company") will be held at 9:30 am on Monday 15th November 2010 at the Conference Suite, Level 8 Exchange Plaza, 2 The Esplanade, Perth, Western Australia.

AGENDA

RESOLUTION 1 - APPROVAL OF THE FUTURE PLACEMENT OF SHARES

To consider and, if thought fit, pass the following **ordinary resolution**:

"That for the purposes of ASX Listing Rule 7.1 and all other purposes, the shareholders of the Company hereby approve and authorise the Directors to issue and allot up to 500 million Shares at a price that is not less than 80% of the average market price for the shares on the ASX over the last 5 trading days on which sales in the Shares were recorded before the date of the proposed issue and otherwise on the terms and conditions set out in the Explanatory Memorandum accompanying this Notice of Meeting."

The Company will disregard any votes cast on this resolution by any person who may participate in the proposed issue and a person who might obtain a benefit if the resolution is passed (except a benefit solely in the capacity of a holder of ordinary securities), and an associate of any such person. However, the Company need not disregard a vote if it is cast by a person as a proxy for a person who is entitled to vote, in accordance with the directions on the proxy form, or it is cast by a person chairing the meeting as a proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

DATED THIS 13th DAY OF OCTOBER 2010

BY ORDER OF THE BOARD

Colin Harper
Company Secretary

NOTES:

1. A shareholder of the Company entitled to attend and vote is entitled to appoint not more than two proxies. Where more than one proxy is appointed, each proxy must be appointed to represent a specified proportion of the shareholder's voting rights. If the shareholder appoints two proxies and the appointment does not specify this proportion, each proxy may exercise half of the votes. A proxy need not be a shareholder of the Company.

2. Where a voting exclusion applies, the Company need not disregard a vote if it is cast by a person as a proxy for a person who is entitled to vote in accordance with the directions on the Proxy Form or it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the Proxy Form to vote as the proxy decides.

3. For the purposes of the Corporations Act, the Directors have set a snapshot date to determine the identity of those entitled to attend and vote at the Meeting. The snapshot date is 9:30am (Perth time) on 13th November 2010.

ENQUIRIES

Shareholders are invited to contact the Company Secretary on (08) 6363 8779 if they have any queries in respect of the matters set out in these documents.

EXPLANATORY STATEMENT

1. GENERAL INFORMATION

This Explanatory Statement has been prepared for the Shareholders of the Company in connection with the General Meeting of the Company to be held on Monday 15th November 2010.

The purpose of this Explanatory Statement is to provide Shareholders with information that the Board believes to be material to shareholders in deciding whether or not to approve the resolution detailed in the Notice.

This Explanatory Statement is an important document and should be read carefully in full by all Shareholders. If you have any questions regarding the matters set out in this Explanatory Statement or the preceding Notice, please contact the Company, your stockbroker or other professional adviser.

2. RESOLUTION 1 - APPROVAL OF THE FUTURE PLACEMENT OF SHARES

2.1 Background

The purpose of this resolution is to give the Company the opportunity, if it arises, to take advantage of any favourable market conditions to raise capital. The Company seeks to raise capital via the issue of the Placement Shares in addition to the 15% capacity set out in ASX Listing Rule 7.1. The funds raised by the issue of Placement Shares, the subject of Resolution 1, will be used to accelerate exploration, new project acquisition and for working capital purposes.

The Shares will be issued at a price that is at least 80% of the average market price of the Company's shares over the last 5 days on which sales of the Company's shares are recorded before the date of issue of the Shares (or if a prospectus or other disclosure statement is issued in relation to the Placement, before the date of signing of that document).

The Directors believe that the Resolution is in the best interests of the Company giving it the strategic capability it may require to take advantage of market conditions and unanimously recommend that shareholders vote in favour of it.

2.2 LISTING RULE 7.1 Approval

ASX Listing Rule 7.1 provides that subject to certain exceptions, none of which is relevant here, prior Shareholder approval is required for an issue of securities if the securities will, when aggregated with the securities issued by the Company during the previous 12 months, exceed 15% of the number of Shares on issue at the commencement of that 12 month period.

The Company is seeking shareholder approval to the proposed issue of up to an additional 500 million Shares so that this number is not included in the 15% calculation set out in ASX Listing Rule 7.1. If not authorised by Shareholders in accordance with the proposed resolution, the Company's proposed placement could not proceed as it would exceed the 15% limit. Further, to the extent the Placement were to proceed, it would reduce the Company's ability to issue up to 15% of its issued capital under listing rule 7.1.

For the purposes of Listing Rule 7.3, the following information is provided in relation to the issue of shares:

(a) The maximum number of Placement Shares which may be allotted and issued pursuant to Resolution 1 is 500 million Shares;

(b) The Placement Shares will be allotted and issued no later than three (3) months after the date of this Meeting or such later date as approved by ASX.

(c) The issue price of the Shares proposed to be allotted and issued will not be less than 80% of the average market price of Shares on the ASX over the last 5 days on which sales in the Shares were recorded before the date the Shares will be issued.

(d) The allottees in respect of Resolution 1 are not, as yet, identifiable, but will likely be sophisticated and professional investors identified by the Company and Hartleys Limited as the broker to the issue. The allottees will not be related parties of the Company;

(e) The Placement shares will rank pari passu on allotment and issue with the existing Shares of the Company;

(f) The Placement Shares will be allotted and issued progressively as the allottees are identified, however, no Shares will be allotted and issued after the date which is three (3) months after the date of the General Meeting (or later to the extent permitted by any ASX waiver of the Listing Rules); and

(g) The Company intends to use the funds raised by the issue of the Placement Shares, the subject of Resolution 1, for the acceleration of the Company's West African exploration program. Any surplus funds will be used for general working capital purposes.

GLOSSARY

ASIC means Australian Securities and Investments Commission.

ASX means ASX Limited ACN 008 624 691 or the Australian Securities Exchange operated by ASX Limited, as the context requires.

ASX Listing Rules means the Listing Rules of ASX.

Board means the board of directors of the Company.

Company means FAR Limited ABN 41 009 117 293.

Constitution means the Company's constitution.

Corporations Act means the Corporations Act 2001 (Cth).

Director means a director of the Company.

Explanatory Statement means the explanatory statement to the Notice.

Meeting means the general meeting of Shareholders convened by the Notice.

Noteholder means a holder of a Convertible Note.

Notice means the notice of meeting accompanying the Explanatory Statement.

Placement Shares means the issue of up to 500 million Shares pursuant to Resolution 1

Proxy Form means the proxy form accompanying the Notice of Meeting.

Share means a fully paid ordinary share in the capital of the Company.

Shareholder means a holder of a Share.

This page has been left blank intentionally.



FAR LIMITED
ABN 41 009 117 293

Please return your Proxy forms no later than 9:30 am 13th November 2010 to:

FAR Limited
PO Box 265
Subiaco WA 6904

APPOINTMENT OF PROXY

I/We being a member(s) of FAR Limited and entitled to attend and vote hereby appoint:

A **the Chairman of the Meeting (mark box)** ☐ **OR** if you are **NOT** appointing the Chairman of the Meeting as your proxy, please write the name of the person or body corporate. ☐

If the proxy form is signed but no proxies are named it will be taken to mean that the Chairman of the Meeting is appointed to the Member's proxy to vote for the Member on the Member's behalf at the General Meeting of the Company to be held at the Conference Suite, Level 8 Exchange Plaza, 2, The Esplanade, Perth, W.A. on Monday 15th November 2010 at 9:30am and at any meeting held subsequent and pursuant to an adjournment of that meeting.

B **IMPORTANT: For Section C Below**

☐ **If you do not wish to direct your proxy how to vote please place a mark in this box.** By marking the box, you acknowledge that, except to the extent that the Listing Rules may require otherwise, the Chairman may exercise your proxy even if he has an interest in the outcome of the resolution and the votes cast by him other than as proxy will be disregarded because of that interest. **The Chairman intends to vote any undirected proxies in favour of the resolutions.**

C **To direct your proxy how to vote on the resolution please insert** X **in the appropriate box below.**

	For	Against	Abstain*
Resolution 1 [Future Capital Raising]	☐	☐	☐

* If you mark the Abstain box, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.

D **SIGNATURE OF SECURITY HOLDERS – THIS MUST BE COMPLETED**

Security holder 1 (individual)	Joint Security holder 2 (individual)	Joint Security holder 3 (individual)
Sole Director and Sole Company Secretary	Director/Company Secretary (Delete one)	Director

This form should be signed by the security holder. If a joint holding, either security holder may sign. If signed by the security holder's attorney, the power of attorney must have been previously noted by the registry or a certified copy attached to this form. If executed by a company, the form must be executed in accordance with the security holder's constitution and *Corporations Act 2001* (Cwlth).



October 12, 2010

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

COLIN JOHN HARPER
Company Secretary

Lodgement with Australian Stock Exchange:
11 October 2010 (ASX Announcement & Media Release: Milestone Agreement with Ophir Offshore West Africa)
12 October 2010 (ASX Announcement & Media Release: Guinea Bissau Update)

Suite B1, 431 Roberts Rd, Subiaco, Western Australia 6008 PO Box 265, Subiaco, Western Australia 6904
Telephone: (61-8) 6363 8779 Facsimile (61-8) 6363 8783 Email: info@far.com.au Web: www.far.com.au

FAR LIMITED

12 October 2010

ASX ANNOUNCEMENT AND MEDIA RELEASE

GUINEA BISSAU UPDATE

SINAPA (BLOCK 2) AND ESPERANCA (BLOCKS 4A & 5A) OFFSHORE GUINEA BISSAU (FAR 15%)

FAR is pleased to advise that the 3D acquisition phase of the exploration program offshore Guinea Bissau, announced in our ASX release of 29 July 2010, has commenced. PGS Ramform Challenger has begun acquiring data and the survey is running to schedule.


Cabacera/Bica Prospect
Sardinha/Sabayon Pros
Sinapa Discovery

3D Seismic Survey

Gravity Gradiometry Survey (6712 line km)

The 3D survey covers an area of 1600 Sq Km and is designed to further define drilling locations on the licences. Results are expected to be available during Q1 2011. Further information is available on Svenska Petroleum's website.

Presidential Decree confirms 2 year extension

A Gazette of the Presidential Decree confirming a 2 year extension from 26th November 2010 has been published with a reference to FAR in the gazette. FAR has been advised that a further gazettal with a specific novation of the FAR having acquired the Licences from Delek to be published shortly.

For information on FAR's drilling activities visit our website at www.far.com.au

Suite B1, 431 Roberts Rd, Subiaco, Western Australia 6008 PO Box 265, Subiaco, Western Australia 6904
Telephone: (61-8) 6363 8779 Facsimile (61-8) 6363 8783 Email: info@far.com.au Web: www.far.com.au



11 October 2010

ASX ANNOUNCEMENT AND MEDIA RELEASE

FAR IN MILESTONE AGREEMENT WITH OPHIR OFFSHORE WEST AFRICA

FAR is pleased to announce a Heads of Agreement (Agreement) has been entered into with Ophir Energy plc (Ophir) to participate in the drilling of the Kora Prospect during Q1 2011 via the acquisition of a 10 percent interest in the AGC Profond PSC offshore Senegal and Guinea Bissau.

Highlights

- FAR to acquire 10% in the AGC Profond PSC, offshore West Africa
- The semi-submersible rig Maersk Deliverer has been contracted to drill the Kora Prospect in AGC Profond early in 2011
- The well is targeting a prospect with mean prospective oil resources of 448 million barrels (100% basis, Rocksource estimate)
- Ophir will earn the right to acquire a 25% interest in FAR's Senegal licence areas


Gambia
SENEGAL
GUINEA
BISSAU
AGC
Profond
Guinea
0-200
200-600
600-1000
1000-2000
2000-4000
4000+

Overview

The Agreement to participate in the Kora Prospect will not only see FAR participate in this landmark AGC Profond well but also expand its Offshore West African Licence position to become the largest holder of licences between Guinea in the south and Mauritania to the north.

Suite B1, 431 Roberts Rd, Subiaco, Western Australia 6008 PO Box 265, Subiaco, Western Australia 6904
Telephone: (61-8) 6363 8779 Facsimile (61-8) 6363 8783 Email: info@far.com.au Web: www.far.com.au

Under the Agreement Ophir has the right to acquire a 25 percent interest in FAR's Senegal licence areas. The agreement is subject to a number of conditions including regulatory approval by the relevant authorities being the AGC joint authority and the Republic of Senegal.

AGC Exploration Opportunity

According to data published by Rocksource Norway, a partner in the AGC Profond Block, the PSC contains several commercially viable, low risk prospects. To date, 16 prospects have been mapped and these represent a total un-risked resource potential estimated at approximately 1.7 billion barrels of oil equivalents (Bboe). Several prospects have been evaluated through the acquisition of CSEM data with encouraging results leading to a decision by the Joint Venture to drill the Kora Prospect in the northern part of the AGC Profond area. The semi-submersible rig Maersk Deliverer has been contracted to drill the well early in 2011. (Source Rocksource Norway website).


W
Well location
E

Seismic amplitude extraction from the Albian section over the Kora Prospect	Seismic traverse approximately through the proposed Kora -1 location

"Kora" is the largest exploration target in the AGC Profond Block lying in 2600 metres of water. It is a large toe-thrust structure and interpreted to contain a series of stacked deep-water reservoir targets. The CSEM data from two lines that cross the prospect show a strong positive anomaly that conforms to the mapped structure. "Kora" contains an un-risked resource potential in excess of 400 million barrels of oil equivalent (mmboe) (Rocksource estimate). After the processing of the CSEM data the prospect chance of success is considered by Rocksource to be approximately 50 per cent. Further details concerning the Kora prospect are available on both the Ophir and Rocksource websites.

AGC Profond PSC Details

AGC (Agence de Gestion et de Coopération entre le Sénégal et la Guinée-Bissau) is a joint commission set up by the governments of Guinea-Bissau and Senegal to administer the maritime zone between the two countries. The AGC Profond block consists of the deepwater portions of two blocks previously known as Cheval Marin and Croix du Sud. The block covers an area of 9,838 sq km and is located in water depths ranging from approximately 50 to 3,500m. The PSC is currently in the first renewal period which runs until 19 September 2011 and carries a single well commitment. A second renewal of a further two years is possible which will incur a commitment to drill another exploration well.

Current holders of the PSC are as follows:

Licensees	Interest
Ophir (Operator)	83%
l'Entreprise AGC S.A. (Partner)	12% with option to increase by a further 5%
Rocksource AGC (Profond) AS (JV Party)	5% with option to increase to a maximum of 25% by partially funding the first 2 exploration wells on the block

About Ophir

Ophir Energy plc is an international oil and gas exploration company with an extensive portfolio of interests across the continent of Africa. Since its foundation in 2004, the Company has acquired an extensive portfolio of exploration interests consisting of 17 projects in nine jurisdictions in Africa. The majority of these interests lie offshore in water depths greater than 250m and are thus classified as "deepwater". Importantly Ophir enjoys an enviable record for operating the drilling of deepwater wells with a competency that may prove invaluable to FAR in its quest to explore its growing West African portfolio.

Synergies of the Agreement

The Ophir well will be the first deepwater well to be drilled along the Central Atlantic Margin to the north of the Venus discovery which was drilled offshore Sierra Leone by Anadarko in late 2009. The Venus discovery has led to a significant increase in interest in nearby acreage, including offshore Liberia as evidenced by recent transactions involving Chevron and African Petroleum. Whilst Liberia and Sierra Leone are set to experience a consequent surge in drilling activity there has, to date, been no deepwater drilling in the area offshore Senegal and Guinea Bissau where FAR has a strong footprint. This is set to change and success at Kora has the potential to see a similar ramping up of activity offshore Senegal.

FAR and Ophir will be in a position to share geological data and gain a greater understanding of play types and prospects in the region. Should this be encouraging Ophir's Deepwater Drilling experience will provide the capability for the JV to drill a well on the Rufisque and Sangomar Offshore and the Sangomar Deep Offshore Licences held by FAR. Whilst the respective Licence areas are in different sub basins of the larger MSGBC basin they are modelled on similar concepts.

The Agreement gives Ophir the ability to acquire a 25 percent interest in the Senegal blocks within 60 days of drilling the Kora Prospect and, in the event Ophir exercises its option, it will be appointed Operator. Should Ophir elect to continue in the Senegal Blocks subsequent to drilling a Senegal well Ophir has agreed to pay an equivalent reciprocal well promote (1.5 times well cost) to FAR.

Regional Activity set to surge

The Venus-1 wildcat drilled by Anadarko extended the Jubilee play-type several hundred kilometres to the northwest providing further evidence that potential remains to be exploited along the thinly explored northwest African margin. The Well has triggered a surge in activity with 10 or more deepwater wells now planned for 2011 between Liberia and Mauritania. Deepwater wells are planned by Anadarko (Sierra Leone and Liberia), African Petroleum (Liberia), Tullow (Sierra Leone and Liberia), Chevron (Liberia), Dana/Hyperdynamics (Guinea) and Ophir (AGC).

A number of significant 3D seismic programs have also commenced in close proximity to Senegal including PGS shoots in Guinea Bissau (FAR/Svenska) and Guinea (Dana/Hyperdynamics) and TGS Nopec in Gambia (African Petroleum). These 3D seismic programs are the likely precursors to further drilling activity, particularly in the event of further drilling success.

Proposed Kora Well Funding

Under the terms of the Agreement FAR will pay 15% of the well cost. The total well cost is currently estimated at US$32 million with a consequent cost to FAR of US$4.8m. Should the well cost exceed this amount FAR will be liable for its share of over-expenditure on an equity basis (ie 10%). FAR will fund its participation pursuant to a capital raising to be managed by Hartleys and the Agreement is conditional upon FAR raising not less than US$6 million. In the near term FAR will be conducting a number of road shows both in Australia and internationally to showcase its West African potential.

This announcement lifts the Trading Halt in FAR Securities.

Commenting on the announcement, FAR's executive Chairman Michael Evans said:

"Reaching Agreement with Ophir is another landmark in FAR's West African aspirations. Entry into the near term Kora well will give our shareholders exposure to the first ever deepwater well to be drilled in this region and complements our world class exploration program in adjacent Guinea Bissau and Senegal. Ophir is a pioneer in deepwater exploration and FAR looks forward to a mutually rewarding relationship that may lead to unlocking the regional hydrocarbon potential long awaited by the people of Guinea Bissau and Senegal.

FAR maintains a web site at www.far.com.au.

Email: info@far.com.au

NOTE: In accordance with Chapter 5 of the Listing Rules, the geological information in this report has been reviewed by Dr Igor Effimoff, a geologist with 35 years experience. He is a member of American Association of Petroleum Geology, the Society of Petroleum Engineers, the Society of Exploration Geophysicists and the Geological Society of America. Dr Effimoff has given his consent to the information in the form and context in which it appears.